

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

James F. Risoleo
Chief Executive Officer
Host Hotels & Resorts, L.P.
4747 Bethesda Ave., Suite 1300
Bethesda, MD 20814

>   **Re: Host Hotels & Resorts, L.P.**
>   **Registration Statement on Form S-3**
>   **Filed April 9, 2024**
>   **File No. 333-278572**

Dear James F. Risoleo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Jason M. Licht, Esq.